SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2011
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Quarterly Securities Report
For the three months ended September 30, 2011

(TRANSLATION)

Sony Corporation

CONTENTS

		Page

Note for readers of this English translation Cautionary Statement		1 1

I	Corporate Information	2
	(1) Selected Consolidated Financial Data	2
	(2) Business Overview	3

II	State of Business	4
	(1) Risk Factors	4
	(2) Material Contracts	5
	(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows	5

III	Company Information	9
	(1) Information on the Company’s Shares	9
	(2) Directors and Corporate Executive Officers	12

IV	Financial Statements	13
	(1) Consolidated Financial Statements	14
	(2) Other Information	37

Note for readers of this English translation
On November 14, 2011, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended September 30, 2011 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan.  This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement
Statements made in this translation with respect to the current plans, estimates, strategies and beliefs and other statements of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer Products & Services and the Professional, Device & Solutions segments); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the October 2011 floods in Thailand.  Risks and uncertainties also include the impact of any future events with material adverse impact.

I       Corporate Information
(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Six months Ended September 30, 2010	Six months Ended September 30, 2011	Fiscal year Ended March 31, 2011
Sales and operating revenue	3,394,201	3,069,910	7,181,273
Operating income	135,667	25,865	199,821
Income before income taxes	141,620	23,214	205,013
Net income (loss) attributable to Sony Corporation’s stockholders	56,883	(42,479)	(259,585)
Comprehensive income (loss)	(72,909)	(166,243)	(359,727)
Total equity	3,218,894	2,777,826	2,936,579
Total assets	13,009,766	12,869,832	12,924,988
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	56.68	(42.33)	(258.66)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	56.61	(42.33)	(258.66)
Ratio of stockholders’ equity to total assets (%)	22.1	18.4	19.7
Net cash provided by operating activities	112,829	149,312	616,245
Net cash used in investing activities	(421,333)	(417,735)	(714,439)
Net cash provided by (used in) financing activities	17,130	23,950	(10,112)
Cash and cash equivalents at end of the period	837,212	719,020	1,014,412

	Yen in millions, Yen per share amounts
	Three months Ended September 30, 2010	Three months Ended September 30, 2011
Sales and operating revenue	1,733,152	1,574,989
Net income (loss) attributable to Sony Corporation’s stockholders	31,146	(26,977)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	31.04	(26.88)

Notes:
1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income (loss) of affiliated companies as a component of operating income.
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview
There was no significant change in the business of Sony during the six months ended September 30, 2011.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2012.  For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 8. Business segment information.”

As of September 30, 2011, the Company had 1,308 subsidiaries and 96 affiliated companies, of which 1,276 companies are consolidated subsidiaries (including variable interest entities) of the Company.  The Company has applied the equity accounting method for 88 affiliated companies.

II            State of Business

(1) Risk Factors

Note for readers of this English translation:

Except for the revised estimate of restructuring charges for the fiscal year ending March 31, 2012 discussed in the risk factor below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2011.  The changes are indicated by underline below.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.

Sony continued to implement restructuring initiatives in the fiscal year ended March 31, 2011 that focused on a review of the Sony group’s investment plan, the realignment of its manufacturing sites, the reallocation of its workforce, and headcount reductions. As a result of these restructuring initiatives, a total of 67.1 billion yen in restructuring charges has been recorded in the fiscal year ended March 31, 2011.  While Sony anticipates recording approximately 50 billion yen of restructuring charges for the fiscal year ending March 31, 2012, significant additional or future restructuring charges may be recorded due to reasons such as the impact of economic downturns or exiting from unprofitable businesses.  Restructuring charges are recorded in cost of sales, selling, general and administrative expenses and loss (gain) on sale, disposal or impairment of assets and other (net) and thus initially adversely affect Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders.  Sony plans to continue rationalizing its manufacturing operations, shifting and consolidating manufacturing to lower-cost countries, increasing the utilization of OEMs and ODMs and outsourcing its support functions and information processing operations to external partners.  In addition, Sony continues to undertake business process optimization and enhance profitability through four horizontal platforms for (i) global sales and marketing, (ii) manufacturing, logistics, procurement and customer services, (iii) R&D, and (iv) common software development functions.

Due to internal or external factors, efficiencies and cost savings from the above-mentioned restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to market conditions worsening beyond expectations.  Such possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, an inability to coordinate effectively across different business groups, delays in implementing the new business processes or strategies, or an inability to effectively manage and monitor the post-transformation performance of the operation. Possible external factors may include, for example, increased burdens from regional labor regulations, labor union agreements and Japanese customary labor practices that may prevent Sony from executing its restructuring initiatives as planned.  The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition.  Additionally, operating cash flows may be reduced as a result of the payment for restructuring charges.

 (2) Material Contracts
Sony executed a license agreement with One-Blue, LLC on July 1, 2011 in connection with certain patents that relate to technologies specified in the Blu-ray Disc specification, and therefore changed the description of “Material Contracts” in the Securities Report for the fiscal year ended March 31, 2011 (Yukashoken Houkokusho) filed on June 28, 2011, as follows.  The change during the current quarter is indicated below by underline.  Except for the license agreement, there were no material contracts executed during the three months ended September 30, 2011.

“Certain licenses are important to Sony’s business, such as those for optical disc-related and Digital TV products.  With respect to optical disc-related products, Sony products that employ DVD player functions, including PS3 and PS2 hardware, are substantially dependent upon certain patents that relate to technologies specified in the DVD specification and are licensed by MPEG LA LLC, Dolby Laboratories Licensing Corporation and Nissim Corp.  Sony products that employ Blu-ray Disc player functions, including PS3 hardware, and that also employ DVD player functions, are substantially dependent upon certain patents that relate to technologies specified in the Blu-ray Disc specification and are licensed by MPEG LA LLC, AT&T Inc. and One-Blue, LLC, in addition to the patents that relate to technologies specified in the DVD specification, as described above.  Sony’s Digital TV products are substantially dependent upon certain patents that relate to technologies specified in the Digital TV specification and are licensed by Thomson Licensing Inc.  Sony considers its overall license position beneficial to its operations.”

Note for readers of this English translation:
Excluding the above, there was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in item 4) filed with the SEC on June 28, 2011.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended September 30, 2011, since it is the same as described in the press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the Second Quarter Ended September 30, 2011” submitted to the SEC on Form 6-K on November 2, 2011.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2011”
http://www.sec.gov/Archives/edgar/data/313838/000115752311006268/a50049647.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Even though foreign exchange rates have fluctuated, there was no significant change in risk hedging policy from the description in the Annual Report on Form 20-F filed with the SEC on June 28, 2011.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

Status of Cash Flows

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended September 30, 2011, since it is the same as described in the press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the Second Quarter Ended September 30, 2011” submitted to the SEC on Form 6-K on November 2, 2011.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2011”
http://www.sec.gov/Archives/edgar/data/313838/000115752311006268/a50049647.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:
Excluding the matters mentioned below, there was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 28, 2011.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

The world economy currently faces lingering concerns surrounding the downturn of economic conditions in developed countries due to high unemployment and housing issues in the United States, the debt crisis in Europe, and concern over weakening export growth to Europe and the U.S. by emerging economies, resulting in a heightened sense of uncertainty regarding the future.  To respond to these challenges, particularly in the CPS and PDS segments, Sony is implementing measures to reform its operational structure with priority on speed and profitability.

Regarding the television business, in the mid-range plan announced in November 2009, Sony outlined plans to create a structure under which it could attain a market share of 20%, or 40 million unit sales in the fiscal year ending March 31, 2013, based on the expectation that the LCD TV market would continue its high level of growth.  However, since then, market conditions have changed drastically, with overall industry growth slowing, and developed countries experiencing negative growth, especially in the U.S. and Europe where economic conditions have deteriorated.  Furthermore, while there was an LCD panel shortage at the time of the mid-range plan announcement, there is now a surplus of LCD panels in the market.  In light of these changes, Sony is revising its forecasted global unit sales to 20 million in the fiscal year ending March 31, 2012 and implementing a series of measures with the goal of establishing a stable business platform from which Sony aims to generate profit even with this reduced sales volume.  Specifically, as was presented on November 2, 2011, the following measures are planned to improve profitability.  First, Sony is implementing measures to reduce LCD panel costs.  Second, Sony plans to enhance product competitiveness and reform operations to improve marginal profit ratio.  For this purpose, Sony plans to focus on improving model mix in developed countries, while aiming to expand Sony’s business in developing nations at a greater than market growth rate through enhancing models designed specifically for the needs of those regions, which we expect will result in further profitability improvement.  In the area of supply chain management, new systems are being introduced with the aim of further reducing inventory turnover.  Further, Sony aims to deploy unique technology such as super-resolution high image quality engines and accelerate the development of a next generation TV.  Additionally, Sony plans to increase added value of TV by providing consumers with an integrated user experience across multiple devices and network services.  Third, Sony plans to implement a reduction of selling, general and administrative expenses at sales companies, improve R&D efficiency and reduce indirect costs.  Through these measures, Sony is endeavoring to return the television business to profitability in the near term.

On October 27, 2011, Sony and Telefonaktiebolaget LM Ericsson (“Ericsson”) agreed that Sony will acquire Ericsson’s 50 percent stake in Sony Ericsson Mobile Communications AB (“Sony Ericsson”), making the mobile handset business a wholly-owned subsidiary of Sony.  During the past ten years the mobile market has shifted focus from simple mobile phones to rich smartphones that include access to internet services and content.  The transaction is a logical strategic step that takes into account the nature of this evolution and its impact on the marketplace.  The transaction gives Sony an opportunity to rapidly integrate smartphones into its broad array of network-connected consumer electronics devices – including tablets, televisions and personal computers – for the benefit of consumers and the growth of its business.  The transaction also provides Sony with a broad intellectual property (IP) cross-licensing agreement covering all products and services of Sony as well as ownership of five essential patent families relating to wireless handset technology.  Sony believes that this acquisition will afford operational efficiencies in engineering, network development and marketing, among other areas.

Due to direct damage from inundation of Sony’s manufacturing facilities and difficulty in procuring parts and components resulting from the floods in Thailand in October 2011, Sony’s business operations are being negatively impacted primarily due to temporary cessation of production at several manufacturing facilities and postponement of certain product launches.  The site with the largest damage, located in Ayuthaya, temporarily transferred production of interchangeable single lens cameras and other products to manufacturing facilities located in Chunburi (Thailand), China, and Japan. Sony plans to continue to work for the rapid restoration of production.  Certain domestic and overseas manufacturing sites not directly affected by the disaster have also temporarily reduced operating rates on some production lines to accommodate difficulties with the procurement of raw materials, parts and other supplies.  Sony plans to continue to work for the rapid restoration of disrupted production by reallocating inventory of raw materials and parts within the Sony group, using alternative materials or parts, and expanding sourcing for these materials and parts, among other measures.

iii)  Research and Development

Note for readers of this English translation:
Excluding the below, there was no significant change from the information presented as the Research and　Development in the Annual Report on Form 20-F filed with the SEC on June 28, 2011.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

Research and development costs for the six months ended September 30, 2011 totaled 204.3 billion yen.  There were no significant changes in research and development activities during the period.

(iv) Liquidity and Capital Resources

Note for readers of this English translation:

Excluding the change of the total amount of the commitment lines (translated into yen) below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 28, 2011.  The changes are indicated by underline below.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans); however, in the unlikely event Sony could not access liquidity from these sources, Sony can also draw on committed lines of credit from various financial institutions.  Sony has a total, translated into yen, of 733.3 billion yen in committed lines of credit, none of which had been used as of September 30, 2011.  Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2013; a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2013; and a 1.87 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of global banks, effective until April 2012; in all of which Sony Corporation and its consolidated subsidiary Sony Global Treasury Services Plc are defined as the borrowers.  These contracts are aimed at securing sufficient liquidity by enabling Sony to raise funds in a quick and stable manner even in the event of financial and capital market turmoil similar to that which occurred in the period following the fall of 2008.

(v) Property, Plant and Equipment

On April 1, 2011, Sony Semiconductor Kyushu Corporation, a wholly owned subsidiary of Sony Corporation, acquired semiconductor fabrication equipment from Toshiba Corporation for 51,083 million yen in order to increase the production capacity for CMOS image sensors in Sony Semiconductor Kyushu Corporation’s Nagasaki Technology Center. Sony Semiconductor Kyushu Corporation has subsequently changed its company name to Sony Semiconductor Corporation, effective November 1, 2011.

Ⅲ       Company Information
(1) Information on the Company’s Shares
i) Total Number of Shares
1) Total Number of Shares
Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued
Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the second quarterly period (September 30, 2011)	As of the filing date of the Quarterly Securities Report (November 14, 2011)
Common stock	1,004,638,164	1,004,638,164	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange London Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,004,638,164	1,004,638,164	—	—
Notes:
1.	The Company’s shares of common stock are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan.
2.
The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the conversion of convertible bonds issued under the former Commercial Code of Japan) during November 2011, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights
Not applicable.

Note for readers of this English translation: The above means that there was no issuance of stock acquisition rights during the three months ended September 30, 2011.

iii) Status of the Exercise of Moving Strike Convertible Bonds
Not applicable.

iv) Description of Rights Plan
Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.
Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the additional paid-in capital	Balance of the additional paid-in capital
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From July 1 to September 30, 2011	—	1,004,638	—	630,923	—	837,611
Note:	The total number of shares issued, the amount of common stock and the additional paid-in capital did not change during the period from October 1, 2011 to October 31, 2011.

  vi) Status of Major Shareholders
(As of September 30, 2011)
Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Moxley and Company *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	78,227	7.79
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	61,740	6.15
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	48,608	4.84
SSBT OD05 Omnibus Account - Treaty Clients *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Sydney, Australia (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	23,938	2.38
Japan Trustee Services Bank, Ltd. (Trust account 9) *2	1-8-11, Harumi, Chuo-ku, Tokyo	18,074	1.80
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	14,190	1.41
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	9,544	0.95
State Street Bank - West Pension Fund Clients - Exempt *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Quincy, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	9,207	0.92
State Street Bank West Client - Treaty *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Quincy, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	9,177	0.91
Japan Trustee Services Bank, Ltd. (Trust account 1) *2	1-8-11, Harumi, Chuo-ku, Tokyo	8,760	0.87
Total		281,467	28.02
Notes:
*1.	Moxley and Company is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts (“ADRs”).
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

vii) Status of Voting Rights
1) Shares Issued
(As of September 30, 2011)
Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,055,700	—	—
Shares with full voting rights (Others)	1,001,008,800	10,010,088	—
Shares constituting less than one full unit	2,573,664	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,004,638,164	—	—
Total voting rights held by all shareholders	—	10,010,088	—
Note:
Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,700 shares of common stock held under the name of Japan Securities Depository Center, Incorporated.  Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 197 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.
(As of September 30, 2011)
Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,055,700	—	1,055,700	0.11
Total	—	1,055,700	—	1,055,700	0.11
Note:
In addition to the 1,055,700 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own.  These shares are included in “Shares with full voting rights (Others)” in table 1 “Shares Issued” above.

(2)           Directors and Corporate Executive Officers
There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2011 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV           Financial Statements

(1) Consolidated Financial Statements

    (i)  Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2011	At September 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	1,014,412	719,020
Marketable securities	646,171	582,152
Notes and accounts receivable, trade	834,221	790,272
Allowance for doubtful accounts and sales returns	(90,531)	(69,344)
Inventories	704,043	834,354
Other receivables	215,181	255,746
Deferred income taxes	133,059	94,848
Prepaid expenses and other current assets	387,490	414,200
Total current assets	3,844,046	3,621,248

Film costs	275,389	267,372

Investments and advances:
Affiliated companies	221,993	178,268
Securities investments and other	5,670,662	5,977,249
	5,892,655	6,155,517

Property, plant and equipment:
Land	145,968	141,522
Buildings	868,615	823,250
Machinery and equipment	2,016,956	1,942,250
Construction in progress	53,219	39,095
	3,084,758	2,946,117
Less – Accumulated depreciation	2,159,890	2,017,722
	924,868	928,395

Other assets:
Intangibles, net	391,122	367,631
Goodwill	469,005	449,708
Deferred insurance acquisition costs	428,262	429,454
Deferred income taxes	239,587	198,417
Other	460,054	452,090
	1,988,030	1,897,300

Total assets	12,924,988	12,869,832
(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2011	At September 30, 2011
LIABILITIES
Current liabilities:
Short-term borrowings	53,737	123,412
Current portion of long-term debt	109,614	268,041
Notes and accounts payable, trade	793,275	825,492
Accounts payable, other and accrued expenses	1,013,037	945,032
Accrued income and other taxes	79,076	80,149
Deposits from customers in the banking business	1,647,752	1,644,317
Other	430,488	417,537
Total current liabilities	4,126,979	4,303,980

Long-term debt	812,235	616,855
Accrued pension and severance costs	271,320	265,139
Deferred income taxes	306,227	306,388
Future insurance policy benefits and other	4,225,373	4,403,792
Other	226,952	177,889
Total liabilities	9,969,086	10,074,043
Redeemable noncontrolling interest	19,323	17,963
Commitments and contingent liabilities

EQUITY Sony Corporation’s stockholders’ equity: Common stock, no par value – At March 31, 2011–Shares authorized: 3,600,000,000, shares issued: 1,004,636,664 At September 30, 2011–Shares authorized: 3,600,000,000, shares issued: 1,004,638,164	630,921	630,923
Additional paid-in capital	1,159,666	1,159,278
Retained earnings	1,566,274	1,511,249
Accumulated other comprehensive income –
Unrealized gains on securities, net	50,336	62,228
Unrealized gains (losses) on derivative instruments, net	(1,589)	240
Pension liability adjustment	(152,165)	(150,087)
Foreign currency translation adjustments	(700,786)	(840,349)
	(804,204)	(927,968)
Treasury stock, at cost
Common stock At March 31, 2011–1,051,588 shares At September 30, 2011–1,055,784 shares	(4,670)	(4,637)
	2,547,987	2,368,845
Noncontrolling interests	388,592	408,981
Total equity	2,936,579	2,777,826

Total liabilities and equity	12,924,988	12,869,832

The accompanying notes are an integral part of these statements.

(ii)  Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2010	2011
Sales and operating revenue:
Net sales	2,967,907	2,648,136
Financial services revenue	386,074	384,262
Other operating revenue	40,220	37,512
	3,394,201	3,069,910
Costs and expenses:
Cost of sales	2,236,918	2,015,546
Selling, general and administrative	723,165	665,539
Financial services expenses	311,851	330,133
(Gain) loss on sale, disposal or impairment of assets and other, net	(1,667)	29,114
	3,270,267	3,040,332
Equity in net income (loss) of affiliated companies	11,733	(3,713)
Operating income	135,667	25,865
Other income:
Interest and dividends	5,680	6,615
Foreign exchange gain, net	17,731	1,950
Other	5,884	5,592
	29,295	14,157
Other expenses:
Interest	11,962	12,561
Loss on devaluation of securities investments	6,683	814
Other	4,697	3,433
	23,342	16,808
Income before income taxes	141,620	23,214
Income taxes	64,419	45,892
Net income (loss)	77,201	(22,678)
Less - Net income attributable to noncontrolling interests	20,318	19,801
Net income (loss) attributable to Sony Corporation’s stockholders	56,883	(42,479)

	Yen
	Six months ended September 30
	2010	2011
Per share data:		-
Net income (loss) attributable to Sony Corporation’s stockholders
– Basic	56.68	(42.33)
– Diluted	56.61	(42.33)
The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended September 30
	2010	2011
Sales and operating revenue:
Net sales	1,494,434	1,372,196
Financial services revenue	219,476	183,359
Other operating revenue	19,242	19,434
	1,733,152	1,574,989
Costs and expenses:
Cost of sales	1,127,627	1,041,977
Selling, general and administrative	363,395	345,393
Financial services expenses	175,751	158,485
(Gain) loss on sale, disposal or impairment of assets and other, net	2,797	31,891
	1,669,570	1,577,746
Equity in net income of affiliated companies	5,069	1,122
Operating income (loss)	68,651	(1,635)
Other income:
Interest and dividends	2,467	2,341
Foreign exchange gain, net	3,800	5,585
Other	2,970	3,274
	9,237	11,200
Other expenses:
Interest	5,860	6,449
Loss on devaluation of securities investments	6,682	536
Other	2,637	2,485
	15,179	9,470
Income before income taxes	62,709	95
Income taxes	20,746	18,358
Net income (loss)	41,963	(18,263)
Less - Net income attributable to noncontrolling interests	10,817	8,714
Net income (loss) attributable to Sony Corporation’s stockholders	31,146	(26,977)

	Yen
	Three months ended September 30
	2010	2011
Per share data:		-
Net income (loss) attributable to Sony Corporation’s stockholders
– Basic	31.04	(26.88)
– Diluted	31.00	(26.88)
The accompanying notes are an integral part of these statements.

(iii)  Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2010	2011
Cash flows from operating activities:
Net income (loss)	77,201	(22,678)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	167,675	161,566
Amortization of film costs	106,755	77,394
Stock-based compensation expense	970	1,165
Accrual for pension and severance costs, less payments	(9,274)	127
(Gain) loss on sale, disposal or impairment of assets and other, net	(1,667)	29,114
Loss on devaluation of securities investments	6,683	814
Loss on revaluation of marketable securities held in the financial service business for trading purpose, net	22,361	24,513
Loss on revaluation or impairment of securities investments held in the financial service business, net	2,917	8,770
Deferred income taxes	(5,794)	(15,759)
Equity in net (income) losses of affiliated companies, net of dividends	(11,721)	19,078
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	31,848	(26,568)
Increase in inventories	(333,527)	(197,318)
Increase in film costs	(110,586)	(91,296)
Increase in notes and accounts payable, trade	165,059	75,387
Increase in accrued income and other taxes	7,793	10,265
Increase in future insurance policy benefits and other	115,758	140,622
Increase in deferred insurance acquisition costs	(33,775)	(35,172)
Increase in marketable securities held in the financial service business for trading purpose	(13,559)	(16,304)
Increase in other current assets	(193,314)	(91,790)
Increase in other current liabilities	35,373	16,539
Other	85,653	80,843
Net cash provided by operating activities	112,829	149,312

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Six months ended September 30
	2010	2011
Cash flows from investing activities:
Payments for purchases of fixed assets	(130,919)	(184,209)
Proceeds from sales of fixed assets	6,950	6,124
Payments for investments and advances by financial service business	(974,501)	(503,407)
Payments for investments and advances (other than financial service business)	(14,977)	(11,095)
Proceeds from sales or return of investments and collections of advances by financial service business	638,339	247,931
Proceeds from sales or return of investments and collections of advances (other than financial service business)	5,187	21,344
Proceeds from sales of businesses	46,067	2,502
Other	2,521	3,075
Net cash used in investing activities	(421,333)	(417,735)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	796	839
Payments of long-term debt	(113,208)	(77,737)
Increase in short-term borrowings, net	21,119	77,897
Increase in deposits from customers in the financial service business, net	125,987	42,346
Dividends paid	(12,498)	(12,505)
Other	(5,066)	(6,890)
Net cash provided by financing activities	17,130	23,950
Effect of exchange rate changes on cash and cash equivalents	(63,022)	(50,919)
Net decrease in cash and cash equivalents	(354,396)	(295,392)
Cash and cash equivalents at beginning of the fiscal year	1,191,608	1,014,412
Cash and cash equivalents at end of the period	837,212	719,020

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
Sony Corporation and Consolidated Subsidiaries

1. Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while Sony Corporation’s foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.  Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted.

(1)  Recently adopted accounting pronouncements:

Goodwill impairment testing for reporting units with zero or negative carrying amounts -

In December 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that modifies the first step of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform the second step of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  The qualitative factors are consistent with existing authoritative guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  This guidance is effective for Sony as of April 1, 2011.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Disclosure of supplementary pro forma information for business combinations -

In December 2010, the FASB issued new accounting guidance addressing when a business combination should be assumed to have occurred for the purpose of providing pro forma disclosure.  The new guidance requires disclosure of revenue and income of the combined entity as though the business combination occurred as of the beginning of the comparable prior reporting period.  The guidance also expands the supplemental pro forma disclosure to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The guidance is effective for Sony as of April 1, 2011.  Since this guidance impacts disclosures only, its adoption did not have a material impact on Sony’s results of operations and financial position.

(2)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

(3)	Out of period adjustment:

In the first quarter of the fiscal year ending March 31, 2012, Sony recorded an out of period adjustment to correct an error in the calculation of indirect taxes at a subsidiary.  The indirect tax calculation error began in 2005 and continued until it was identified by Sony in the first quarter of the fiscal year ending March 31, 2012.  The adjustment, substantially all of which related to the Consumer Products & Services segment, impacted net sales, selling, general and administrative expenses and interest expenses and, in the aggregate, decreased income before income taxes in consolidated statements of income by 4,413 million yen for the six months ended September 30, 2011.  Sony determined that the adjustment was not material to the consolidated financial statements for the three and six months ended September 30, 2011 or any prior annual or interim periods, and is not expected to be material to the annual results for the year ending March 31, 2012.

(4)	Reclassifications:

Certain reclassifications of the financial statements for the prior year have been made to conform to the presentation for the interim period ended September 30, 2011.　These reclassifications included the separate presentation of other receivables, which were previously included within prepaid expenses and other assets on the consolidated balance sheets.　Other receivables includes receivables which related to arrangements with certain component manufacturers whereby Sony procures goods and services, including product components, for these component manufacturers.

2. Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2011				September 30, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,124,704	24,032	(4,971)	1,143,765	1,099,309	56,989	(987)	1,155,311

Japanese local government bonds	22,845	184	(64)	22,965	27,233	181	(33)	27,381

Japanese corporate bonds	332,567	1,511	(440)	333,638	318,531	1,716	(289)	319,958

Foreign corporate bonds	332,616	4,872	(11,368)	326,120	352,265	2,360	(16,661)	337,964

Other	7,941	109	(117)	7,933	22,974	626	(556)	23,044
	1,820,673	30,708	(16,960)	1,834,421	1,820,312	61,872	(18,526)	1,863,658

Equity securities	84,417	69,073	(3,447)	150,043	69,421	71,635	(4,555)	136,501

Held-to-maturity
securities:
Japanese national government bonds	2,902,342	22,420	(48,149)	2,876,613	3,096,730	156,663	(3,757)	3,249,636

Japanese local government bonds	18,912	218	(2)	19,128	15,784	296	(1)	16,079

Japanese corporate bonds	32,349	158	(67)	32,440	32,834	1,502	(2)	34,334

Foreign corporate bonds	47,330	13	(3)	47,340	39,550	11	-	39,561
	3,000,933	22,809	(48,221)	2,975,521	3,184,898	158,472	(3,760)	3,339,610

Total	4,906,023	122,590	(68,628)	4,959,985	5,074,631	291,979	(26,841)	5,339,769

3. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	At March 31, 2011
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	189,320	186,482	-	375,802
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,143,765	-	1,143,765
Japanese local government bonds	-	22,965	-	22,965
Japanese corporate bonds	-	329,057	4,581	333,638
Foreign corporate bonds	-	306,070	20,050	326,120
Other	-	7,933	-	7,933
Equity securities	141,408	4,667	3,968	150,043
Other investments *1	5,459	51	70,058	75,568
Derivative assets *2	-	15,110	-	15,110
Total assets	336,187	2,016,100	98,657	2,450,944
Liabilities:
Derivative liabilities *2	-	33,759	-	33,759
Total liabilities	-	33,759	-	33,759

	Yen in millions
	At September 30, 2011
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	174,104	191,172	-	365,276
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,155,311	-	1,155,311
Japanese local government bonds	-	27,381	-	27,381
Japanese corporate bonds	-	317,243	2,715	319,958
Foreign corporate bonds	-	324,822	13,142	337,964
Other	-	22,739	305	23,044
Equity securities	128,181	4,397	3,923	136,501
Other investments *1	4,791	51	61,926	66,768
Derivative assets *2	-	38,518	-	38,518
Total assets	307,076	2,081,634	82,011	2,470,721
Liabilities:
Derivative liabilities *2	-	45,279	-	45,279
Total liabilities	-	45,279	-	45,279

*1 Other investments include certain private equity investments and certain hybrid financial instruments.
*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

4. Supplemental equity and comprehensive income information

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the six months ended September 30, 2010 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	2,965,905	319,650	3,285,555
Exercise of stock acquisition rights	42	13	55
Stock-based compensation	912		912
Comprehensive income:
Net income	56,883	20,318	77,201
Other comprehensive income, net of tax ―
Unrealized gains on securities	2,896	3,301	6,197
Unrealized losses on derivative instruments	(1,966)		(1,966)
Pension liability adjustment	3,505		3,505
Foreign currency translation adjustments	(134,227)	(677)	(134,904)
Total comprehensive income (loss)	(72,909)	22,942	(49,967)
Dividends declared	(12,544)	(4,895)	(17,439)
Transactions with noncontrolling interests shareholders and other	(76)	(146)	(222)
Balance at September 30, 2010	2,881,330	337,564	3,218,894

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the six months ended September 30, 2011 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	2,547,987	388,592	2,936,579
Exercise of stock acquisition rights	4	62	66
Stock-based compensation	1,110		1,110
Comprehensive income:
Net income (loss)	(42,479)	19,801	(22,678)
Other comprehensive income, net of tax ―
Unrealized gains on securities	11,892	7,203	19,095
Unrealized gains on derivative instruments	1,829		1,829
Pension liability adjustment	2,078		2,078
Foreign currency translation adjustments	(139,563)	(1,162)	(140,725)
Total comprehensive income (loss)	(166,243)	25,842	(140,401)
Dividends declared	(12,545)	(6,101)	(18,646)
Transactions with noncontrolling interests shareholders and other	(1,468)	586	(882)
Balance at September 30, 2011	2,368,845	408,981	2,777,826

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the six months ended September 30, 2010 and September 30, 2011.

5. Acquisitions

On April 1, 2011, Sony Semiconductor Kyushu Corporation, a wholly owned subsidiary of Sony Corporation, acquired from Toshiba Corporation (“Toshiba”) for 57,451 million yen semiconductor fabrication equipment and certain related assets.　Sony Semiconductor Kyushu Corporation has subsequently changed its company name to Sony Semiconductor Corporation, effective November 1, 2011.　Sony's goal in acquiring the assets is to further strengthen its production capacity for CMOS image sensors.

The assets were operated by Nagasaki Semiconductor Manufacturing Corporation (“NSM”), a joint venture among Toshiba, Sony Corporation and Sony Computer Entertainment Inc., a wholly owned subsidiary of Sony Corporation.  Subsequent to the acquisition, Sony entered into a three year sale and leaseback transaction regarding certain of the acquired machinery and equipment with its equity interest affiliate, SFI Leasing Company, Limited, and received proceeds of 50,537 million yen based on the amounts recorded at fair value in the acquisition.  These transactions are included within other in the investing activities section of the consolidated statements of cash flows.

In connection with the acquisition, Toshiba and Sony terminated their NSM joint venture relationship.  Sony also entered into a supply arrangement to manufacture and supply system LSIs to Toshiba for one year following the acquisition.

The following table summarizes the estimated fair values of the assets acquired at the acquisition date.

Yen in millions
Acquired assets recorded at fair value
Inventories	4,370
Other current assets	82
Machinery and equipment	51,083
Intangibles	1,223
Other noncurrent assets	693
Total acquired assets	57,451

As the purchase price was fully allocated to identifiable tangible and intangible assets and no liabilities were assumed, there was no goodwill recorded as part of the acquisition.  The unaudited supplemental pro forma results of operations have not been presented because the effect of the acquisition was not material.

6. Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) for the six and three months ended September 30, 2010 and 2011 is as follows:

	Yen in millions
	Six months ended September 30
	2010	2011
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	56,883	(42,479)

	Thousands of shares
Weighted-average shares outstanding	1,003,547	1,003,577
Effect of dilutive securities:
Stock acquisition rights	163	-
Convertible bonds	1,141	-
Weighted-average shares for diluted EPS computation	1,004,851	1,003,577

	Yen
Basic EPS	56.68	(42.33)
Diluted EPS	56.61	(42.33)

Potential shares of common stock upon the exercise of stock acquisition rights and convertible bonds, which were excluded from the computation of diluted EPS for the six months ended September 30, 2010 and 2011 were 16,902 thousand shares and 19,887 thousand shares, respectively. The potential shares were excluded as anti-dilutive for the six months ended September 30, 2010 since the exercise price for those shares was in excess of the average market value of Sony Corporation’s common stock during the period, and all potential shares were excluded as anti-dilutive for the six months ended September 30, 2011 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period.

	Yen in millions
	Three months ended September 30
	2010	2011
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	31,146	(26,977)

	Thousands of shares
Weighted-average shares outstanding	1,003,556	1,003,582
Effect of dilutive securities:
Stock acquisition rights	1	-
Convertible bonds	1,141	-
Weighted-average shares for diluted EPS computation	1,004,698	1,003,582

	Yen
Basic EPS	31.04	(26.88)
Diluted EPS	31.00	(26.88)

Potential shares of common stock upon the exercise of stock acquisition rights and convertible bonds, which were excluded from the computation of diluted EPS for the three months ended September 30, 2010 and 2011 were 17,063 thousand shares and 19,887 thousand shares, respectively. The potential shares were excluded as anti-dilutive for the three months ended September 30, 2010 since the exercise price for those shares was in excess of the average market value of Sony Corporation’s common stock during the period, and all potential shares were excluded as anti-dilutive for the three months ended September 30, 2011 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period.

7. Commitments, contingent liabilities and other

(1)  Commitments:

A. Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts.  As of September 30, 2011, the total unused portion of the lines of credit extended under these contracts was 19,048 million yen.  The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B. Purchase commitments and other

Purchase commitments and other outstanding at September 30, 2011 amounted to 265,545 million yen.  The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment.  As of September 30, 2011, such commitments outstanding were 43,597 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events.  These agreements cover various periods mainly within 5 years.  As of September 30, 2011, these subsidiaries were committed to make payments under such contracts of 97,473 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos.  These contracts cover various periods mainly within 5 years.  As of September 30, 2011, these subsidiaries were committed to make payments of 39,824 million yen under such long-term contracts.

(2)  Contingent liabilities:

Sony had contingent liabilities, including guarantees given in the ordinary course of business, which amounted to 95,791 million yen at September 30, 2011.  The major components of these contingent liabilities are as follows:

Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S.-based music publishing subsidiary should the third-party investor default on its obligation.  The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary.  Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral.  At September 30, 2011, the fair value of the collateral exceeded 303 million U.S. dollars.

Sony has agreed to guarantee a portion of Sony Ericsson Mobile Communications AB’s (“Sony Ericsson”) debt and its facilities up to a maximum of 225 million euros.  At September 30, 2011, Sony has guaranteed 23,506 million yen (225 million euros) for a portion of Sony Ericsson’s debt under this arrangement.  These guarantees expire by September 2012.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business.  Sony understands that the DOJ is investigating competition in the secondary batteries market.  Based on the current stage of the proceeding, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of this matter.

Beginning earlier in 2011, the network services of PlayStation®Network, QriocityTM, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack.  As of November 14, 2011, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks.  However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others.  Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. Based on the current stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives.  Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the current stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available to Sony and its legal counsel, the management of Sony believes that the outcome of such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

(3)  Redeemable noncontrolling interest:

  In April 2009, Sony sold a portion of its 50% ownership interest in Game Show Network, LLC (“GSN”), which operates a U.S. cable network and online business, to the other investor in GSN.  In March 2011, Sony acquired an additional 5% equity interest in GSN from the successor in interest to the other investor (the “Current Investor”).  In connection with this transaction, Sony granted a put right to the Current Investor for an additional 18% interest in GSN.  The put right is exercisable during three windows starting on April 1 of 2012, 2013 and 2014 and lasting for 60 business days.  The exercise price of the put is calculated using a formula based on an agreed upon multiple of the earnings of GSN with a minimum price of 234 million U.S. dollars and a maximum price of 288 million U.S. dollars.  The portion of the noncontrolling interest that can be put to Sony is accounted for as redeemable securities because redemption is outside of Sony’s control and is reported in the mezzanine equity section in the consolidated balance sheets at September 30, 2011.

8. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance.  The CODM does not evaluate segments using discrete asset information.  Sony’s CODM is its Chairman, Chief Executive Officer and President.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2012, to reflect modifications to the organizational structure as of April 1, 2011, primarily repositioning the operations of the previously reported Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments.  In connection with this realignment, the operations of the former CPD and NPS segments are included in two newly established segments, namely the Consumer Products & Services (“CPS”) segment and the Professional, Device & Solution (“PDS”) segment.

The CPS segment includes televisions, home audio and video, digital imaging, personal and mobile products, and the game business.  The equity results of S-LCD Corporation are also included within the CPS segment.  The PDS segment includes professional solutions, semiconductors and components.  There are no modifications to the Pictures, Music and Financial Services segments and All Other is substantially unchanged.  The equity results of Sony Ericsson continue to be presented as a separate segment.  In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

Business segments –

Sales and operating revenue:

	Yen in millions
	Six months ended September 30
	2010	2011
Sales and operating revenue:
Consumer Products & Services -
Customers	1,735,143	1,470,864
Intersegment	45,442	41,109
Total	1,780,585	1,511,973
Professional, Device & Solutions -
Customers	540,863	487,979
Intersegment	248,924	195,090
Total	789,787	683,069
Pictures -
Customers	276,870	313,627
Intersegment	-	103
Total	276,870	313,730
Music -
Customers	214,920	207,726
Intersegment	6,339	5,530
Total	221,259	213,256
Financial Services -
Customers	386,074	384,262
Intersegment	4,793	1,475
Total	390,867	385,737
All Other -
Customers	186,814	173,373
Intersegment	31,885	29,422
Total	218,699	202,795
Corporate and elimination	(283,866)	(240,650)
Consolidated total	3,394,201	3,069,910

CPS intersegment amounts primarily consist of transactions with All Other.

PDS intersegment amounts primarily consist of transactions with the CPS segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the CPS segment.

Corporate and elimination includes certain brand and patent royalty income.

	Yen in millions
	Three months ended September 30
	2010	2011
Sales and operating revenue:
Consumer Products & Services -
Customers	862,971	756,247
Intersegment	25,982	23,461
Total	888,953	779,708
Professional, Device & Solutions -
Customers	273,127	264,846
Intersegment	145,965	108,541
Total	419,092	373,387
Pictures -
Customers	144,785	169,251
Intersegment	-	80
Total	144,785	169,331
Music -
Customers	107,830	100,396
Intersegment	3,157	3,242
Total	110,987	103,638
Financial Services -
Customers	219,476	183,359
Intersegment	2,396	740
Total	221,872	184,099
All Other -
Customers	97,076	84,639
Intersegment	14,798	14,578
Total	111,874	99,217
Corporate and elimination	(164,411)	(134,391)
Consolidated total	1,733,152	1,574,989

CPS intersegment amounts primarily consist of transactions with All Other.

PDS intersegment amounts primarily consist of transactions with the CPS segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the CPS segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Six months ended September 30
	2010	2011
Operating income (loss):
Consumer Products & Services	29,496	(32,867)
Professional, Device & Solutions	40,590	(10,007)
Pictures	(1,964)	24,906
Music	15,596	18,420
Financial Services	72,985	53,174
Equity in net income (loss) of Sony Ericsson	3,224	(3,081)
All Other	(2,822)	(6,506)
Total	157,105	44,039
Corporate and elimination	(21,438)	(18,174)
Consolidated operating income	135,667	25,865
Other income	29,295	14,157
Other expenses	(23,342)	(16,808)
Consolidated income before income taxes	141,620	23,214

	Yen in millions
	Three months ended September 30
	2010	2011
Operating income (loss):
Consumer Products & Services	953	(34,557)
Professional, Device & Solutions	22,835	(12,345)
Pictures	(4,824)	20,604
Music	8,103	6,326
Financial Services	43,009	24,478
Equity in net income (loss) of Sony Ericsson	2,642	(25)
All Other	1,109	(3,527)
Total	73,827	954
Corporate and elimination	(5,176)	(2,589)
Consolidated operating income (loss)	68,651	(1,635)
Other income	9,237	11,200
Other expenses	(15,179)	(9,470)
Consolidated income before income taxes	62,709	95

Operating income is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

Other Significant Items:

The following tables include a breakdown of sales and operating revenue to external customers by product category in the CPS and PDS segments.  The CPS and PDS segments are each managed as a single operating segment by Sony’s management.
	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2010	2011
Consumer Products & Services
Televisions	552,755	455,774
Home Audio and Video	121,115	107,828
Digital Imaging	334,723	273,878
Personal and Mobile Products	402,365	345,682
Game	313,434	283,407
Other	10,751	4,295
Total	1,735,143	1,470,864

Professional, Device & Solutions
Professional Solutions	141,360	133,921
Semiconductors	183,727	193,968
Components	210,851	153,523
Other	4,925	6,567
Total	540,863	487,979

Pictures	276,870	313,627
Music	214,920	207,726
Financial Services	386,074	384,262
All Other	186,814	173,373
Corporate	53,517	32,079
Consolidated total	3,394,201	3,069,910

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2010	2011
Consumer Products & Services
Televisions	260,820	214,038
Home Audio and Video	58,741	54,516
Digital Imaging	162,492	142,829
Personal and Mobile Products	203,890	182,521
Game	171,332	158,154
Other	5,696	4,189
Total	862,971	756,247

Professional, Device & Solutions
Professional Solutions	73,601	81,217
Semiconductors	93,494	102,849
Components	103,647	77,213
Other	2,385	3,567
Total	273,127	264,846

Pictures	144,785	169,251
Music	107,830	100,396
Financial Services	219,476	183,359
All Other	97,076	84,639
Corporate	27,887	16,251
Consolidated total	1,733,152	1,574,989

Sony has partially realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2012.  In connection with the realignment, all prior period sales amounts by product category in the tables above have been restated to conform to the current presentation. In the CPS segment, Televisions includes LCD televisions; Home Audio and Video includes home audio, Blu-ray disc players and recorders; Digital Imaging includes compact digital cameras, video cameras and interchangeable single lens cameras; Personal and Mobile Products includes personal computers and memory-based portable audio devices; and Game includes game consoles, software and online services. In the PDS segment, Professional Solutions includes broadcast- and professional-use products; Semiconductors includes image sensors and small- and medium-sized LCD panels; and Components includes batteries, recording media and data recording systems.

Geographic Information –

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Six months ended September 30
Sales and operating revenue	2010	2011
Japan	994,273	968,474
United States	697,464	570,954
Europe	678,650	560,328
China	299,759	268,207
Asia-Pacific	364,060	331,222
Other Areas	359,995	370,725
Total	3,394,201	3,069,910

	Yen in millions
	Three months ended September 30
Sales and operating revenue	2010	2011
Japan	538,176	482,461
United States	337,425	296,556
Europe	348,018	293,486
China	156,306	154,041
Asia-Pacific	175,062	155,177
Other Areas	178,165	193,268
Total	1,733,152	1,574,989

The 2010 geographic information in the tables above has been restated to reflect the change in geographic classification.

Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe:	United Kingdom, France, Germany, Russia and Spain
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts that Sony’s management believes approximate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the six and three months ended September 30, 2010 and 2011.

9. Subsequent events

(1)  Acquisition of Sony Ericsson

On October 27, 2011, Sony Corporation and Telefonaktiebolaget LM Ericsson (“Ericsson”) agreed that Sony Corporation will acquire Ericsson’s 50 percent stake in Sony Ericsson, making the mobile handset business a wholly-owned subsidiary of Sony Corporation.  The transaction also provides Sony with a broad intellectual property cross-licensing agreement as well as ownership of five essential patent families relating to wireless handset technology.  As part of the transaction, Ericsson will receive a cash consideration of EUR 1.05 billion.

The transaction is expected to close in January 2012, subject to customary closing conditions, including regulatory approvals.  As a result of obtaining full control of Sony Ericsson, Sony will consolidate Sony Ericsson from the closing date of the acquisition.

(2)  Thailand floods

In October 2011, certain of Sony’s Thailand subsidiaries in the CPS and PDS segments shut down operations due to significant floods.  Insurance policies exist for certain flood-related losses.  The resulting impact of the loss for fixed assets and inventory, and the potential insurance recoveries, if any, to Sony’s consolidated results for the fiscal year ending on March 31, 2012 is currently being evaluated.

(3)  Issuance of bonds

On October 25, 2011, Sony Financial Holdings Inc., a subsidiary of Sony Corporation, issued 10 billion yen of unsecured corporate bonds under its domestic bond shelf registration.  The bonds have interest rate and maturity date as follows:

Amount	Interest rate	Maturity date
10 billion yen	0.545% per annum	October 28, 2016

(4)  Acquisition of EMI Music Publishing

On November 11, 2011, an investor group including Sony (the “Group”) executed a definitive agreement with Citigroup, Inc. (“Citi”) whereby the Group will acquire EMI Music Publishing from Citi for total consideration of 2.2 billion U.S. dollars.   The transaction is subject to certain closing conditions, including regulatory approvals.
Sony will invest approximately 325 million U.S. dollars and own approximately 38% of the newly formed entity that will acquire EMI Music Publishing, with an ability to increase the investment and ownership up to 40%.

(2)  Other Information

(1) Dividends declared
An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on November 1, 2011 as below:

1. Total amount of interim cash dividends:
12,545 million yen
2. Amount of interim cash dividend per share:
12.50 yen
3. Payment date:
December 1, 2011
Interim cash dividends for the fiscal year ending March 31, 2012 have been incorporated in the accompanying consolidated financial statements.

Note: Interim cash dividends are to be distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2011.

(2) Litigation
In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business.  Sony understands that the DOJ is investigating competition in the secondary batteries market.  Based on the current stage of the proceeding, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of this matter.

Beginning earlier in 2011, the network services of PlayStation®Network, QriocityTM, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack.  As of November 14, 2011, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks.  However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others.  Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States.  Based on the current stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives.  Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the current stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available to Sony and its legal counsel, the management of Sony believes that the outcome of such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

November 14, 2011